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EXHIBIT 99
RATIOS OF EARNINGS TO FIXED CHARGES

WHIRLPOOL CORPORATION AND SUBSIDIARIES
(dollars in millions)

Six Months Ended June 30, 2000
Pretax earnings	$370.4
Portion of rents representative of the interest factor	9.3
Interest on indebtedness	83.2
Amortization of debt expense and premium	.3
WFC preferred stock dividend	1.9

Adjusted income	$465.1

Fixed charges
Portion of rents representative of the interest factor	$9.3
Interest on indebtedness	83.2
Amortization of debt expense and premium	0.3
WFC preferred stock dividend	1.9

$94.7

Ratio of earnings to fixed charges	4.91

Ratio of earnings to fixed charges at June 30, 1999	2.66

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EXHIBIT 99 RATIOS OF EARNINGS TO FIXED CHARGES
WHIRLPOOL CORPORATION AND SUBSIDIARIES (dollars in millions)